
07085306

ANNUAL REPORT 2007




eCardio


BIOTEL
INCORPORATED

"A World Class Provider of Medical Devices and Clinical Research Services"

2007 Financial Highlights

- Fifth consecutive year of profitability
- 15.0% net income growth
- 9.9% revenue growth
- Net cash from operations of $1.4 million
- Cash position of $508,314 up from $51,186 the year prior
- Long term debt reduced 100% from $620,242 at end of fiscal 2006 to zero
- Stockholders' equity of $3,932,500, up 18.7% for the fiscal year


Cardio

Biotel Inc. (BTEL.OB) is a world class provider of medical devices and clinical research services. Biotel designs, develops and manufactures innovative medical devices primarily for ambulatory cardiac monitoring and liposuction. The company sells these on a private label basis to leading medical companies, while retaining intellectual property rights to the technology.

The company's Braemar Holter recorders for 24-48 hour continuous ECG recording are the most widely used in the world. Braemar Cardiac Event Monitors, which record heartbeats over several weeks, are the world's most advanced with superior technology documenting symptomatic and asymptomatic cardiac events. Through its Agility Centralized Research Services, Biotel also provides 24/7 electrocardiogram (ECG) monitoring services to medical device companies conducting clinical trials, including ECG data collection, reporting and management services.

Biotel's customers include a number of highly regarded worldwide medical firms. Biotel partners with these companies over the long term to deliver high quality, reliable, state-of-the-art products and services.

Based in Eagan, MN, Biotel has operations in Illinois, North Carolina and South Carolina. The company markets and sells its products and services in the United States and Europe. Biotel customers market its products worldwide. Biotel's quality credentials include ISO 9001, ISO 13485, GMP-QSR and CE Mark.

Revenue

Biotel Revenues Demonstrate Steady Growth

5 year CAGR = 8.1%



$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0

	FY 02	FY 03	FY 04	FY 05	FY 06	FY 07
Revenues	$7,599	$8,403	$9,310	$10,150	$10,223	$11,234

Profitability

Biotel Operating Income has Grown Over 15% Annually



$1,000,000
$750,000
$500,000
$250,000
$0

	2005	2006	2007
Ops Inc	$698,319	$771,223	$955,000
Net Inc	$444,143	$452,225	$520,000

Research and Development

Increasing R&D Commitment



$1,500,000
$1,000,000
$500,000
$0

	2005	2006	2007
R & D	$991,000	$1,221,000	$1,464,000



To Our Shareholders, Employees, Suppliers and Customers

In fiscal 2007, we continued to make strong progress at Biotel in our financial performance, in the breadth and competitiveness of our product and service offerings, and in the effectiveness of our organization in partnering with customers to address evolving market needs. Most importantly, we have been positioning the Company to be competitive in the next generation of ambulatory cardiac monitoring products and services. Our plan is to use our expertise in collaborative design-build, employing inside and outside resources, to introduce innovative products and services. This will enable us to compete effectively in fiscal 2008 and address the opportunities of the future.

Financial Performance

We had strong financial performance in fiscal 2007 as a result of growth in our product and service revenues and improved margins. Our cash flow from operations was very strong, and we closed the year with a significantly stronger balance sheet than the year prior.

Fiscal 2007 was our fifth year in a row of profitability. Our net income of $520,000, or $0.19 per diluted share, was up 15.0 percent from $452,000, or $0.16 per diluted share, in fiscal 2006. Our gross margin of 42.6 percent of revenues was up from 40.5 percent last year; our operating margin of 8.5 percent was up from 7.5 percent; and our net income of 4.6 percent was up from 4.4 percent.

Our revenues for fiscal 2007 were a record $11,234,000, up 9.9 percent from $10,223,000 in fiscal 2006. This compares to our five year compound annual growth rate of 8.1 percent.

Cash flow from operations of $1.4 million enabled us to retire all corporate debt in fiscal 2007 from $620,242 at the end of last year to the current debt free position. In addition, cash increased to $508,314 from $51,186 at the end of fiscal 2006. Stockholders' equity of $3,932,500 was up 18.7 percent from $3,310,676 last year. Overall, Biotel has a very strong balance sheet as we move forward.

In fiscal 2007, we increased research and development expenditures at Biotel by $243,000 to almost $1.5 million, or 13 percent of revenues. We continued our focus on proprietary technology through significant R&D programs. This has enabled us to introduce the Braemar ER900L, expanding our line of event monitors, and to develop the next generation of Braemar Holter cardiac recording devices, which we are preparing to launch. More importantly, we are positioning Biotel to compete effectively in the dawning era of wireless cardiac monitoring with innovative, state-of-the-art products and service offerings.

Business Development/New Medical Device Introductions

In October, 2007, Biotel received FDA 510(k) clearance to market the Braemar wireless ER900 recorder, a next generation event recorder. Using automated arrhythmia detection software and cellular telephone technology, the recorder transfers patient ECG information to the monitoring center without patient involvement or interaction. Patients wear the wireless ER900 recorder for days and weeks at a time to monitor their ECG. Computer software in the patient recorder identifies pre-programmed rhythm abnormalities. These, as well as any symptomatic activity, are automatically forwarded to the monitoring center for review while the patient continues normal activities. This is the first in a series of Braemar wireless products the Company has under development.

The Braemar low cost event recorder, ER900L, introduced in the spring of 2007 offers easy large button operation for symptomatic event recording and separate button for telephone transmission of events.

Also in fiscal year 2007, Biotel concluded development activity on its next generation of Braemar Holter recorder, the 5G. Utilizing custom semiconductor technologies, the 5G products are smaller, more feature rich, and more cost effective than predecessor Holter recorders. As with our other arrhythmia products, Biotel sells these Holter recorders to medical corporations for


Braemar, Inc.
RECORD
Braemar ER900L

We also introduced the Braemar low cost event recorder, ER900L, in the spring of 2007. The recorder offers easy large button operation for symptomatic event recording and separate button for telephone transmission of events.

inclusion in their product lines. Biotel will be launching the 5G product range in various Holter implementations during the first half of fiscal year 2008.

The Agility service group continues to grow, rapidly expanding its research support for medical companies seeking performance data on their new medical devices and medical procedures. Agility has a strong presence in the research monitoring of new medical devices and procedures used to treat atrial fibrillation, but has also been asked to participate in research studies involving pharmaceutical agents in addition to medical devices.

Looking Ahead

Biotel has been able to increase its commitment to research and development and marketing programs while maintaining sound profitability. We are now launching new products in Holter, event recorder, and developing wireless markets. The wireless products are expected to broaden patient populations in addition to surpassing and replacing some of the current Holter and event recorder technologies.

We believe Biotel is well positioned to provide products and services for the developing arrhythmia diagnostic markets, and we intend to continue our strong commitment to research and development in fiscal 2008 to address developing market needs. Biotel is expanding and intensifying its relationships with medical organizations requiring medical devices, software or clinical research services, particularly in arrhythmia management. We look forward to continued growth and success.

Sincerely,

Steve Springrose
Biotel President, CEO and Secretary
October 26, 2007


eCardio

Patients wear the wireless ER900 recorder for days and weeks at a time to monitor their ECG. Computer software in the patient recorder identifies pre-programmed rhythm abnormalities.

The Company's Braemar Holter recorders for 24-48 hour continuous ECG recording are the most widely used in the world. Braemar Cardiac Event Monitors, which record heartbeats over several weeks, are the world's most advanced, with superior technology documenting symptomatic and asymptomatic cardiac events.


Braemar Inc.
DL900

Braemar 5G Holter

Products and Services

Biotel concentrates on the proprietary design and build of medical devices branded for use by partner medical companies. Biotel has broadened its product/service offering horizontally through extension of Braemar product lines and vertically through its Agility clinical research services. Biotel's product and service offerings are outlined below:

Braemar Digital Holter Recorders: DL800, DL1200

A Holter recorder is a portable, patient-worn, battery-powered diagnostic cardiology device that stores ECGs over a continuous period (typically 24 to 48 hours), similar to an iPod used for ECG diagnostics. Braemar digital Holter recorders allow physicians to record and analyze a patient's heart activity without the need for hospitalization. Data is downloaded for analysis via a card access, USB link, or over the Internet. These devices incorporate the latest software technology for seamless integration with PC-based analysis applications. Braemar Holter monitors enable partner medical companies to provide custom appearance, configuration and programmability for unique functionality. Braemar is the world's largest maker of Holter recorders.

The Braemar DL800, designed specifically for private label applications, has high resolution and high fidelity recording, while small and lightweight for patient comfort. Removable, nonvolatile compact flash memory ensures fast data transfer and recorder turnaround.

The Braemar DL1200, designed for research applications, is the gold standard for diagnostic ECG capture and analysis, ensuring high resolution digital ECG recording for true 12 lead, clinical research grade data acquisition.

Braemar Cardiac Event Recorders: ER900 Series, PER900

Braemar cardiac event recorders evaluate heartbeats over several weeks to record infrequent events such as heart rhythm disturbances. Instead of providing continuous monitoring, specific events and symptoms trigger the device to record heart functions. Data is typically downloaded for analysis via patient initiated telephone transfer.

The Braemar ER900 offers superior technology providing the documentation of symptomatic and asymptomatic cardiac events. The simple single button operation allows patients to document and record symptomatic transient cardiac events including palpitations, dizziness, chest discomfort and shortness of breath. The Braemar ER900 cardiac event recorder enhances diagnostic yield using embedded algorithms that automatically trigger recordings of asymptomatic events such as atrial fibrillation, bradycardia, tachycardia and cardiac pause.

The PER900 Post Event Recorder documents and transmits 1 to 30 minutes of ECG data over the phone following a cardiac event.





Braemar Design/Build Prototyping


PSI-TEC III
byron

Braemar Tissue Management and Control Devices

Braemar designs and manufactures a range of tissue management and control devices which are used in liposuction, cosmetic surgery and other applications. They include pump components, tissue separators and fluid infiltration devices. Braemar has also been prototyping bone marrow extraction equipment for one customer. If commercialized, this product range could be used in hospitals for a variety of diagnostic and treatment procedures.

Agility Centralized Research Services

Agility services support major medical device companies in their clinical trials by collecting ECG data on new products and procedures to help determine their safety, effectiveness and clinical utility.

Agility services include 24/7 ECG data collection, reporting and management. Information gathered from patients worldwide is provided to partner medical companies over a secure Internet connection. Agility has contracted to support a number of trials evaluating atrial fibrillation therapies. Agility technicians specialize in tracking arrhythmias which may take days, weeks or months to verify and determine trends. Agility customers frequently use data collected in developing FDA submissions on product safety and effectiveness.



The Board of Directors and Management Team of Biotel Inc.

Biotel is pleased to have the counsel of six seasoned businessmen on its Board of Directors, each of whom has served as a President and Chief Executive during their distinguished careers. The Biotel management team is comprised of outstanding, hard-working people in each of its operating divisions. Biotel believes its human resources are its most important asset and seeks to create an environment that fosters respect, development and growth for all of its capable employees. Our Board members, executive officers and subsidiary officers, along with their backgrounds, are listed below:



L. John Ankney

[Board Member since 1998] has acted as an independent consultant to several companies since 1993. Previously, he served as President and Director for Transnational Electronic and Funding Corporation, a private investment, venture capital and management consulting company, and as a director of Digilog, Inc.



Judy E. Naus

[Biotel Chief Financial Officer and Braemar Chief Financial Officer & Vice President] holds a bachelor of arts degree in business administration/accounting from Augsburg College in Minneapolis, Minnesota and has been employed with Braemar since 1977. She was promoted to Chief Financial Officer of Biotel in 2003.



Stanley N. Bormann

[Board Member since 1999] served as the President of Braemar, Inc. from 1989 until he retired in October 2002. He continues to serve as a consultant to Braemar and Biotel. Mr. Bormann held positions at Honeywell International, Inc. in manufacturing engineering and with Control Data Corporation in engineering, field operation, product development and marketing.



B. Steven Springrose

[Board Member since 1982; Biotel President, Chief Executive Officer, and Secretary] has served as President and CEO of Biotel since 2003. He founded Biotel predecessor Biosensor Corporation in 1982, and was its CEO and Chairman until combining to form Biotel in 1999. He also has been an independent pacemaker representative operating in four states, and has held marketing, sales, research and development, and operations positions with Guidant, Minntech, and Medtronic.



David A. Heiden

[Board Member since 1999] serves as Corporate President of Video Display Corporation. Previously, he was President and CEO of Urological Care America, Inc., President and CEO of Lithotripter Technologies of the Americas; and Vice President of Marketing and Sales for Dornier Medical Systems.



Harold A. Strandquist

[President of Braemar, Inc.] joined Braemar in 2002 and was subsequently promoted to President, also in 2002. He has previously held several executive management positions as Regional Sales Director for ELA Medical, Inc and Director of Sales and Marketing for Angeion Corporation. Mr. Strandquist also has worked for Medtronic, Inc. and Dayton-Hudson in various sales, marketing, and customer support capacities.



C. Roger Jones

[Chairman and Board Member since 1998] currently serves as Biotel's Chairman of the Board and as an independent consultant to various medical related businesses. He previously served a long and notable career at Carolina Medical culminating in his role as President and Chief Operating Officer. Mr. Jones is also Chairman of Eagle Company, Inc.



Spencer M. Vawter

[Board Member since 1998] is currently a private consultant to several companies. He retired as Vice President of Argonaut Technologies Systems Inc. Previously, Mr. Vawter served as President and CEO of Camile Products, LLC and as President and Chief Executive Officer of several private urology, ultrasound and medical companies, including Mentor Urology, Avalon Technology, Biosound and various divisions of Boehringer Mannheim.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Biotel has been implementing a strategy to expand its base of operations among medical companies who seek to outsource strategic items provided by various Biotel companies. From our operating subsidiaries located within the United States, we supply an array of products and services to provide for the research, development, testing, and manufacturing needs of our customers.

Biotel business units, Braemar, Inc. and Agility Centralized Research Services, Inc., sell medical devices, technology and research services to medical companies. They design, manufacture, and test 24- and 48-hour Holter recorders, 30-day ECG event recorders, tissue extraction components, and flow control devices; provide 24/7 clinical ECG research services and internet technologies; complete FDA, CE, and other regulatory testing; and develop, test, and manufacture other custom medical devices. These subsidiaries form a base of products and services which we believe are attractive to medical device and pharmaceutical companies, allowing accelerated and improved research, development, testing, and manufacturing operations for our customers.

Biotel business unit, Advanced Biosensor Inc., sells maintenance services, Holter recorders and event recorders manufactured by Braemar, diagnostic Holter software provided by others and Holter supplies to hospitals and clinics.

These subsidiaries have experienced improvements in their business activity as a result of marketing efforts to acquire new customers and to expand relationships among current customers.

Results of Operations

Biotel's net revenues for the year ended June 30, 2007, were $11,233,000, 9.9% above net revenues of $10,223,000 for the year ended June 30, 2006. In the fiscal year ended June 30, 2007, 45% of Biotel's revenues were derived from three customers. In the fiscal year ended June 30, 2006, 37% of Biotel's revenues were derived from two customers. The loss of one or more of these customers would have immediate significant adverse effect on our financial results.

Gross profit margin increased to $4,782,000 (42.6%) for fiscal year 2007, compared to $4,137,000 (40.5%) in fiscal year 2006. Cost of sales and service increased 6.0% to $6,451,000 for fiscal year 2007, compared to $6,087,000 for fiscal year 2006. The increase in cost of sales and service was primarily the result of the increase in sales. Gross profit margin increased as a result of product mix and cost control efforts, as well as increased sales at our clinical research service operation.

Selling, general and administrative expenses increased to $2,363,000 (21.0% of sales) for the year ended June 30, 2007, compared to $2,145,000 (21.0% of sales) for the year ended June 30, 2006. This increase is primarily the result of the change in accounting for stock options expense in fiscal 2007, as well as general corporate legal services and selling expenses associated with increased sales activity. Selling expenses include salaries, commissions, benefits, travel expenses and other selling expenses.

Research and development expenditures for fiscal year 2007 were $1,464,000, an increase of 19.9% compared to $1,221,000 in fiscal year 2006. The increase was primarily the result of extensive research and development efforts in fiscal year 2007 related to new Holter and event recorder products.

Interest expense decreased to $32,000 for the year ended June 30, 2007, compared to interest expense of $64,000 for the year ended June 30, 2006. Interest expenditures decreased corresponding to the reduction in long term debt.

Net earnings for the year ended June 30, 2007, and June 30, 2006, were $520,000 and $452,000, respectively. Net earnings improved as a result of increased revenues and cost control efforts.

Off-Balance Sheet Arrangements

Biotel does not have any off-balance sheet financing arrangements.

Liquidity and Capital Resources

Working capital increased to $2,520,000 at June 30, 2007, compared to $2,131,000 at June 30, 2006. Increase in working capital was largely a result of the decrease in the balance of the revolving line of credit and elimination of the current portion of notes payable in conjunction with the payment of Biotel's remaining long term debt.

Cash and cash equivalents were $508,000 at June 30, 2007, compared to $51,000 at June 30, 2006. The increase in cash was influenced by many factors, primarily operating activities and improvements in cost structures. The ratio of current assets to current liabilities ("current ratio") increased to 2.72 to one at June 30, 2007, compared to 2.30 to one at June 30, 2006.

Accounts receivable decreased to $1,966,000 at June 30, 2007, versus $2,201,000 at June 30, 2006. The decrease in accounts receivable was related to strong collections and improved payment cycles of major customers. To the extent that credit terms are extended to customers, Biotel's cash position is diminished and debt may be required to supplement cash flows. Accordingly, Biotel attempts to make timely collections from its customers in accordance with credit terms, extend credit only to credit worthy customers with a strong payment history, and to keep credit terms as short as is practicable.

In fiscal year 2007, $356,000 was used for capital expenditures, compared with $346,000 in fiscal year 2006. Biotel primarily invests in molds, tooling and fixtures for custom components used in its product lines. Levels of capital investment are expected to vary from year to year.

Inventory decreased to $1,122,000 for the year ended June 30, 2007, compared to $1,141,000 for the year ended June 30, 2006. Biotel's subsidiaries manage inventories to provide safety stock and product flow for customers while controlling the amount of inventory.

Current liabilities decreased to $1,461,000 at June 30, 2007, compared to $1,642,000 on June 30, 2006. This decrease was primarily due to the decrease in the balance of the revolving line of credit and elimination of the current portion of notes payable in conjunction with payment of long term debt.

Long term liabilities were reduced to zero at June 30, 2007, compared to $242,000 at June 30, 2006, as a result of payment of the term loan and note payable.

As of June 30, 2007, stockholders' equity had increased to $3,933,000 from $3,311,000 at June 30, 2006. The increase in stockholders' equity was principally as a result of the increase in retained earnings.

Management believes that present cash balances, internally generated funds and its credit line should provide sufficient working capital to meet present and projected needs for the coming 12 months. There is no assurance that Biotel will be successful in obtaining additional working capital if more is required. Biotel believes it will be able to finance operations at its Agility subsidiary over the next 12 months using cash generated from Biotel operations and Biotel credit facilities.

ElliottDavis

Elliott Davis, LLC
Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Biotel Inc. and Subsidiaries
Eagan, Minnesota

We have audited the accompanying consolidated balance sheets of Biotel Inc. and Subsidiaries (the Company) as of June 30, 2007 and 2006, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Biotel Inc. and Subsidiaries as of June 30, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Elliott Davis LLC

September 24, 2007
Columbia, South Carolina

Biotel Inc. and Subsidiaries
Consolidated Balance Sheets

	June 30, 2007	June 30, 2006
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 508,314	$ 51,186
Trade accounts receivable, net of allowance for doubtful accounts of $35,707 and $50,034 at June 30, 2007 and June 30, 2006, respectively	1,966,415	2,200,817
Inventories, net	1,122,259	1,141,289
Deferred tax asset	200,342	290,094
Prepaid expenses	184,149	87,607
Other current assets	-	1,800
Total Current Assets	3,981,479	3,772,793
PROPERTY & EQUIPMENT, Net	704,327	701,868
OTHER ASSETS		
Goodwill	695,551	695,551
Other assets	12,400	24,108
Total Other Assets	707,951	719,659
	$ 5,393,757	$ 5,194,320
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Revolving line of credit	$ -	$ 110,000
Current portion of notes payable	-	268,717
Trade accounts payable	678,094	484,605
Accrued payroll and related liabilities	243,766	214,748
Deferred service contract revenue	177,969	168,470
Other accrued expenses	277,488	319,034
Accrued income taxes	83,940	76,545
Total Current Liabilities	1,461,257	1,642,119
LONG-TERM LIABILITIES:		
Notes payable	-	241,525
COMMITMENTS AND CONTINGENCIES (See Notes 7 and 8)		
Total Liabilities	1,461,257	1,883,644
STOCKHOLDERS' EQUITY:		
Preferred stock, $.01 stated value; 2,000,000 shares authorized; no shares issued	-	-
Common stock, $.01 stated value; 10,000,000 shares authorized; 2,673,827 and 2,649,827 shares issued at June 30, 2007 and 2006, respectively	26,738	26,498
Additional paid-in capital	2,043,175	1,941,324
Retained earnings	1,862,587	1,342,854
Total Stockholders' Equity	3,932,500	3,310,676
	$ 5,393,757	$ 5,194,320

See notes to consolidated financial statements which are an integral part of these statements.

Biotel Inc. and Subsidiaries
Consolidated Statements of Income

	For the years ended June 30,	
	2007	2006
SALES AND SERVICES	$ 11,233,397	$ 10,223,332
COST OF SALES AND SERVICES	6,451,223	6,086,599
GROSS PROFIT	4,782,174	4,136,733
OPERATING EXPENSES		
Selling and administrative	2,362,948	2,144,768
Research and development	1,463,814	1,220,742
Total operating expenses	3,826,762	3,365,510
INCOME FROM OPERATIONS	955,412	771,223
OTHER INCOME (EXPENSE)		
Interest Income	6,384	-
Interest Expense	(32,088)	(63,736)
Miscellaneous	(10,563)	(32,931)
Total other income (expense)	(36,267)	(96,667)
NET INCOME BEFORE PROVISION FOR INCOME TAXES	919,145	674,556
PROVISION FOR INCOME TAXES	399,412	222,331
NET INCOME	**$ 519,733**	**$ 452,225**
NET INCOME PER COMMON SHARE		
BASIC	**$ 0.20**	**$ 0.17**
DILUTED	**$ 0.19**	**$ 0.16**
WEIGHTED AVERAGE NUMBER OF SHARES USED TO COMPUTE NET INCOME PER COMMON SHARE:		
BASIC	**2,657,783**	**2,649,827**
DILUTED	**2,798,591**	**2,773,237**

See notes to consolidated financial statements which are an integral part of these statements.

Biotel Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	For the years ended June 30, 2007	2006
OPERATING ACTIVITIES		
Net income	$ 519,733	$ 452,225
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	330,073	288,197
Stock-based compensation	87,091	-
Deferred income tax	89,752	73,623
Decrease in allowance for doubtful accounts	(14,327)	(20,171)
Increase (decrease) in inventory valuation allowance	(136,238)	183,224
Loss (gain) on disposal of fixed assets	9,897	(9,856)
Changes in deferred and accrued amounts		
Trade accounts receivable	250,529	(48,752)
Prepaid expenses	(96,542)	16,186
Inventories	155,268	143,926
Other assets	7,708	8,863
Trade accounts payable	193,489	(173,436)
Accrued payroll and related liabilities	29,018	30,195
Other accrued expenses	(41,546)	106,608
Deferred service contract revenue	9,499	(18,553)
Accrued income taxes	7,395	(14,117)
Net cash provided by operating activities	1,400,799	1,018,162
INVESTING ACTIVITIES		
Purchases of property and equipment	(355,729)	(345,928)
Proceeds from sale of property and equipment	17,300	25,075
Net cash used for investing activities	(338,429)	(320,853)
FINANCING ACTIVITIES		
Proceeds from issuance of common stock	15,000	-
Net change on line of credit	(110,000)	(462,012)
Payments of long term debt	(510,242)	(201,156)
Net cash used for financing activities	(605,242)	(663,168)
Net increase in cash and cash equivalents	457,128	34,141
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	51,186	17,045
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 508,314	$ 51,186
CASH PAID FOR		
Interest	$ 32,088	$ 53,157
Income Taxes	$ 299,749	$ 162,325
NONCASH FINANCING ACTIVITY		
Increase in note payable for accrued interest	$ -	$ 8,318

See notes to consolidated financial statements which are an integral part of these statements.

Biotel Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity

For the years ended June 30, 2007 and 2006

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Amount	Shares			
Balance, June 30, 2005	$ 26,498	2,649,827	$ 1,941,324	$ 890,629	$ 2,858,451
Net Income	-	-	-	452,225	452,225
Balance, June 30, 2006	26,498	2,649,827	1,941,324	1,342,854	3,310,676
Exercise of stock options	240	24,000	14,760	-	15,000
Stock-based compensation	-	-	87,091	-	87,091
Net Income	-	-	-	519,733	519,733
Balance, June 30, 2007	$ 26,738	2,673,827	$ 2,043,175	$ 1,862,587	$ 3,932,500

See notes to consolidated financial statements which are an integral part of these statements.

NOTE 1 – NATURE OF BUSINESS AND CORPORATE ORGANIZATION

Biotel Inc. (Parent Company) and Subsidiaries (the Company) includes the wholly owned subsidiaries of Braemar, Inc., Advanced Biosensor Inc., and Agility Centralized Research Services, Inc. Braemar, Inc. designs, manufactures and services diagnostic cardiology devices including 24- and 48-hour Holter recorders and 30-day cardiac ECG event recorders. Braemar, through its acquisition of Carolina Medical (See Note 15), also manufactures and services components used in liposuction treatments and diagnostic equipment used in ultrasound imaging and blood flow measurement. Braemar, Inc. primarily sells to original equipment manufacturing (OEM) customers who use the Company's products as components in their medical product lines. Advanced Biosensor Inc. integrates diagnostic Holter software with Braemar recorders and other cardiopulmonary diagnostic equipment and sells to end users in hospitals and clinics. Agility Centralized Research Services, Inc., which was acquired by Biotel Inc. on July 1, 2004, provides 24-hour/day 7-day/week electrocardiogram (ECG) data and management services to the medical device and pharmaceutical industries, contract research and academic research organizations worldwide for cardiac safety and therapeutic evaluation purposes within clinical trials.

The Company's sales consist of national and international sales.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of Biotel Inc. and its wholly owned subsidiaries (collectively, the Company). Significant intercompany accounts and transactions are eliminated in consolidation.

Management estimates

Management uses estimates and assumptions in preparing consolidated financial statements. Those estimates and assumptions may affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and reported revenues and expenses. Significant estimates used in preparing these consolidated financial statements include those assumed in computing the allowance for doubtful receivable accounts, inventory valuation allowances, warranty reserves and deferred income tax valuation allowances. Actual results could differ from those estimates.

Concentrations of credit risk

At times the Company maintains bank deposits in excess of the federally insured limit. Management monitors the soundness of these financial institutions and feels the Company's risk is negligible.

The Company sells its products to customers on credit in the ordinary course of business. A customer's credit history is reviewed and must meet certain standards before credit is extended. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

Advertising and marketing

The Company follows the policy of charging the costs of advertising, except for costs associated with direct response advertising, to operating expenses as incurred. During the years ending June 30, 2007 and 2006, advertising expenses totaled approximately $11,000 and $19,000, respectively.

Inventories

Inventories are valued at the lower of cost (using the average and first-in first-out cost methods) or market. Company management periodically reviews inventory for specific future usage, and estimates of impairment of individual inventory items are recorded as a reserve to reduce inventories to the lower of cost or market.

(Continued on F-7)

Property and equipment

Property, equipment and leasehold improvements are recorded at cost. Depreciation is calculated using the straight-line or declining-balance methods over estimated useful lives of three to ten years for equipment, three to five years for automobiles and two to five years for leasehold improvements. Maintenance and repairs which do not improve or extend the useful lives of assets are charged to expense as incurred.

Goodwill

The Company accounts for the purchase price in excess of tangible assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets.* The goodwill arose from the acquisition of Braemar, Inc. Goodwill is deemed to have an indefinite useful life and is subject to impairment tests performed at least annually. During 2007 and 2006, such test of goodwill determined the recorded goodwill had not been impaired.

Service contracts

Amounts billed to customers for service contracts are recognized as income over the term of the agreements, and the associated costs are recognized as incurred. At June 30, 2007 and 2006, current liabilities include service contract revenue deferrals of approximately $178,000 and $168,000, respectively.

Warranty reserve

The Company offers warranties of up to a year to its customers, depending on the specific product sold. The Company's warranties require it to repair or replace defective products during the warranty period at no cost to the customer. The Company records a liability for estimated costs that may be incurred under its warranties based on recorded sales. Although historical warranty costs have been within expectations, there can be no assurance that future warranty costs will not exceed historical amounts. The Company periodically assesses the adequacy of its recorded liability and adjusts the balance as necessary. At June 30, 2007 and 2006, the warranty reserve totaled $75,906 and $97,471, respectively, and this amount is included in Other Accrued Expenses. The following is a reconciliation of the aggregate warranty liability as of June 30, 2007 and 2006:

	2007	2006
Balance, beginning of year	$ 97,471	$ 79,062
Claims paid	(52,787)	(75,176)
Additional warranties issued and revisions in estimates of previously issued warranties	31,222	93,585
Balance, end of year	$ 75,906	$ 97,471

Revenue recognition

Revenues from medical equipment and software sales are recognized at date of shipment when title passes to the customer. There are no customer acceptance provisions, and the right to return exists only in cases of damaged product or non-compliance with customer specifications.

The Company's revenue recognition complies with the accounting and disclosure requirements of Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 101.

Net income per common share

Net income per common share amounts are calculated under the provisions of SFAS No. 128, *Earnings per Share.* SFAS No. 128 requires the Company to report both basic net income per share, which is based on the weighted-average number of common shares outstanding, and diluted net income per share, which is based on the weighted-average number of common shares outstanding plus all potential dilutive shares outstanding.

(Continued on F-8)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, *(Continued from F-7)*

Stock options plans

On July 1, 2006, the Company adopted the fair value recognition provision of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 123(R), *Accounting for Stock-Based Compensation*, to account for compensation costs under its stock option plan. The Company previously utilized the intrinsic value method under Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees (as amended)* ("APB 25"). Under the intrinsic value method prescribed by APB 25, no compensation costs were recognized for the Company's stock options because the option exercise price in its plan equals the market price on the date of grant. Prior to July 1, 2006, the Company only disclosed the pro forma effects on net income and earnings per share as if the fair value recognition provisions of SFAS No. 123(R) had been utilized.

In adopting SFAS No. 123(R), the Company elected to use the modified prospective method to account for the transition from the intrinsic value method to the fair value recognition method. Under the modified prospective method, compensation cost is recognized from the adoption date forward for all new stock options granted and for any outstanding unvested awards as if the fair value method had been applied to those awards as of the date of grant. The following table illustrates the effect on net income and earnings per share as if the fair value based method had been applied to all outstanding and unvested awards in each period.

	2007	2006
Net income, as reported	$ 519,733	$ 452,225
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	87,091	
Deduct: Total stock-based employee compensation expense determined under fair-value based method for all awards, net of related tax effects	(87,091)	(42,036)
Pro forma net income	$ 519,733	$ 410,189
Earnings per share:		
Basic - as reported	$ 0.20	$ 0.17
Basic - pro forma	$ 0.20	$ 0.15
Diluted - as reported	$ 0.19	$ 0.16
Diluted - pro forma	$ 0.19	$ 0.14

Under SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. For the options issued, the following weighted average assumptions were used for the years ending June 30, 2007 and 2006: risk-free interest rates based on date of issuance of 3.72% to 4.32%, no expected dividends, a volatility factor of 26.27 and 21.64, respectively, an expected life of the options of 5-10 years (amortized over the vesting period) and expected vesting of the options at 100%.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of Biotel Inc.'s options.

(Continued on F-9)

Research and Development

Research and development costs are charged to operations as incurred. These costs are for proprietary research and development activities that are expected to contribute to the future profitability of the Company.

Income taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes relate primarily to differences between financial and income tax reporting for the basis of inventory, accounts receivable, property and equipment and accrued liabilities. The deferred tax accounts represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes may also be recognized for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount management expects is more likely than not to be realized.

Cash and cash equivalents

The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents.

Recently issued accounting standards

The following is a summary of recent authoritative pronouncements that affect accounting, reporting and disclosure of financial information by the Company.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*. SFAS No. 157 provides enhanced guidance for using fair value to measure assets and liabilities. The standard also requires expanded disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect the adoption of SFAS No. 157 to materially impact the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment to SFAS No. 115*. This statement permits, but does not require, entities to measure many financial instruments at fair value. The objective is to provide entities with an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Entities electing this option will apply it when the entity first recognizes an eligible instrument and will report unrealized gains and losses on such instruments in current earnings. This statement 1) applies to all entities, 2) specifies certain election dates, 3) can be applied on an instrument-by-instrument basis with some exceptions, 4) is irrevocable and 5) applies only to entire instruments. One exception is demand deposit liabilities which are explicitly excluded as qualifying for fair value. With respect to SFAS No. 115, available for sale and held to maturity securities at the effective date are eligible for the fair value option at that date. If the fair value option is elected for those securities at the effective date, cumulative unrealized gains and losses at that date shall be included in the cumulative-effect adjustment and thereafter such securities will be accounted for as trading securities.

SFAS No. 159 is effective for the Company on January 1, 2008. Earlier adoption is permitted in 2007 if the Company also elects to apply the provisions of SFAS No. 157. The Company did not early adopt SFAS No. 159 and believes that it is unlikely that it will expand its use of fair value accounting upon the January 1, 2008, effective date.

(Continued on F-10)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, *(Continued from F-9)*

In September 2006, the FASB ratified the consensus reached related to EITF No. 06-5, *Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance.* EITF No. 06-5 states that a policyholder should consider any additional amounts included in the contractual terms of the insurance policy, other than the cash surrender value, in determining the amount that could be realized under the insurance contract. EITF No. 06-5 also states that a policyholder should determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). EITF No. 06-5 is effective for fiscal years beginning after December 15, 2007. Although the Company does not believe the adoption of EITF No. 06-5 will have a material impact on the Company's consolidated financial statements, management is currently analyzing the impact of adoption.

In June 2006, the FASB issued FASB Interpretation No. (FIN) 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.* FIN 48 established a single model to address accounting for uncertain tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the Company for fiscal years beginning after December 15, 2006. The adoption of FIN 48 is not expected to have a material effect on the Company's financial position, results of operation or cash flows.

Other accounting standards that have been issued or proposed by the PCAOB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

NOTE 3 – INVENTORIES

As of June 30, 2007 and 2006, inventories consist of the following:

	2007	2006
Raw materials and supplies	$ 1,154,869	$ 1,296,078
Finished goods	337,216	351,340
Evaluation units and replacements	7,147	7,082
	1,499,232	1,654,500
Valuation Allowance	(376,973)	(513,211)
	$ 1,122,259	$ 1,141,289

NOTE 4 – PROPERTY AND EQUIPMENT

As of June 30, 2007 and 2006, property and equipment consist of the following:

	2007	2006
Machinery and equipment	$ 2,956,662	$ 2,669,884
Vehicles	-	4,680
Furniture and fixtures	34,791	34,791
Leasehold improvements	54,237	54,237
	3,045,690	2,763,592
Accumulated depreciation	(2,341,363)	(2,061,724)
	$ 704,327	$ 701,868

Depreciation expense for the years ended June 30, 2007 and 2006 totaled $330,073 and $288,197, respectively.

NOTE 5 – LONG TERM DEBT

As of June 30, 2007 and 2006, long-term debt consists of the following:

	2007	2006
BANK		
Term loan with bank, payable in monthly installments of $20,527 including interest at the prime rate (8.0% at May 18, 2007) plus 1.0%, due March 26, 2008. This loan is collateralized by a first lien on principally all Company assets and a $35,000 personal guarantee by the Company's Chief Executive Officer. This loan was paid in full on May 18, 2007.	$ -	$ 455,711
OTHER		
Note payable to stockholder, annual interest of 7.0%, due September 30, 2007. This note was paid in full on October 31, 2006.	-	54,531
	-	510,242
Less current maturities	-	(268,717)
	$ -	$ 241,525

The Company has a $1,500,000 credit line with a bank. The line bears interest at the bank's prime rate (8.25% at June 30, 2007) plus .25% and expires on February 5, 2008. There was no outstanding balance on this line of credit as of June 30, 2007. The outstanding credit line balance as of June 30, 2006 was $110,000.

NOTE 6 – RELATED PARTY TRANSACTIONS

Interest expense for related party obligations for the years ended June 30, 2007 and 2006, was $1,272 and $6,951, respectively. Accrued interest payable to related parties was zero as of June 30, 2007 and $2,863 as of June 30, 2006. This related party obligation was paid in full on October 31, 2006.

Braemar, Inc. leases its land and building in King, North Carolina, from King Investment Partners, a partnership which is partially owned by Company stockholders, under a lease agreement which expires June 30, 2008. Total rent expense to the affiliated partnership was $50,400 for each of the years ended June 30, 2007 and 2006, respectively. (See Notes 7 and 8.)

NOTE 7 – LEASE OBLIGATIONS

Advanced Biosensor Inc. leases its facility under a 42-month lease agreement which will expire April 30, 2009.

Braemar, Inc. leases its Minnesota facility under a 66-month lease agreement which will expire August 31, 2011. The lease for office and manufacturing space includes costs allocated by the lessor for property taxes, insurance and maintenance.

Braemar, Inc. leases its facility in King, North Carolina, under a two-year lease agreement which will expire June 30, 2008.

Agility Centralized Research Services, Inc. leases its facility under a two-year lease agreement which will expire January 31, 2009.

Future minimum lease payments due under these non-cancelable operating leases as of June 30, 2007 are as follows:

2008	217,903
2009	153,680
2010	109,368
2011	112,834
2012	18,902
	$ 612,687

Total rent expense for leased space was $262,660 and $280,602 for the years ended June 30, 2007 and 2006, respectively.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Carolina Medical, Inc. has been subject to environmental oversight by the North Carolina Division of Environmental and Natural Resources (DENR) in Surry County, North Carolina, involving alleged ground water contamination coming from property that had been previously owned/or leased by Carolina Medical, Inc. In June, 2006, Carolina Medical entered into a Termination of Lease, Release, Hold Harmless and Indemnification Agreement with the landlord, King Investment Partners, related to any environmental matters or potential environmental matters at the King Investment Partners' property located in King, North Carolina. In the Agreement, King Investment Partners acknowledges full and complete satisfaction of any and all past, present or future claims and causes of action, including any environmental claims related to the property. In connection with the Agreement, Carolina Medical paid King Investment Partners $45,000. Also in June, 2006, Biotel notified the State of Minnesota of its Intention to Dissolve Carolina Medical, Inc., a Minnesota Corporation. (See Note 15.)

Biotel Inc. maintains product liability insurance covering its subsidiaries. There are no known product liability claims, and management presently believes that there is no material risk of loss from product liability claims.

NOTE 9 – SIGNIFICANT CUSTOMER CONCENTRATIONS

Credit sales are made to the Company's customers in the ordinary course of business. Generally, these sales are unsecured. The Company had three major customers which accounted for approximately 45% of the Company's consolidated revenues in the year ended June 30, 2007. The Company had two major customers which accounted for approximately 37% of the Company's consolidated revenues for the year ended June 30, 2006. The percentage of sales to each of these customers as a percentage of the Company's consolidated sales is as follows:

	2007	2006
Customer A	22%	27%
Customer B	12%	3%
Customer C	11%	6%
Customer D	7%	10%

Accounts receivable due from these customers at June 30, 2007 and 2006 totaled approximately $1,021,000 and $1,691,000, respectively.

NOTE 10 – STOCK OPTIONS

Biotel Inc. adopted an incentive compensation plan for board designated personnel on November 15, 2001, by amending the "Biosensor Corporation 1999 Incentive Compensation Plan." Options to purchase shares of the Company's common stock are granted at a price not less than 100% of the fair market value of the common stock, as determined by the Board of Directors using the best available market data, on the date the options are granted. As of June 30, 2007 and 2006, Biotel Inc. had 301,000 and 328,000 outstanding options, respectively. Currently, option prices range from $.375 to $2.00 per share with a weighted average remaining contract life of 1.9 years. During the year ended June 30, 2007, 24,000 options were exercised, and no options were exercised during the year ended June 30, 2006. Option vesting and expiration is determined by the Board of Directors at the time they are awarded. No options may be awarded with an expiration greater than 10 years.

A summary of the activity under the Company's plan is as follows:

		Outstanding		Exercisable	
	Shares Available	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Balance at June 30, 2005	296,000	354,000	$ 1.1379	185,750	$ 0.9040
Granted	(10,000)	10,000			
Expired	36,000	(36,000)			
Balance at June 30, 2006	322,000	328,000	$ 1.1898	230,000	$ 1.0510
Granted	(10,000)	10,000			
Exercised	24,000	(24,000)			
Expired	13,000	(13,000)			
Balance at June 30, 2007	349,000	301,000	$ 1.2600	254,500	$ 1.2230

NOTE 11 – INCOME TAXES

The components of the provision for income taxes are as follows for the years ended June 30, 2007 and 2006:

	2007	2006
Current provision for taxes	$ 309,660	$ 148,708
Change in net deferred tax asset	146,277	59,623
Increase (decrease) in valuation allowance	(56,525)	14,000
Total provision	$ 399,412	$ 222,331

A reconciliation of income tax at the statutory rate to the Company's effective rate is as follows:

	2007	2006
Computed at the federal statutory rate	34.0%	34.0%
State income taxes	3.3%	3.3%
Reduction in state net operating losses due to changes in Corporate structure	6.1%	-
Increase (decrease) in valuation allowance	-6.1%	2.1%
Other	6.2%	-6.4%
	43.5%	33.0%

The tax effects of temporary differences that give rise to significant portions of the deferred tax accounts as of June 30, 2007 and 2006 are presented below:

	2007	2006
Deferred tax assets applicable to:		
Allowance for doubtful accounts	$ 13,900	$ 19,500
Inventory reserves	147,000	200,200
Warranty reserves	29,600	38,000
Net operating loss carryforwards	211,800	266,000
AMT tax credit	-	42,730
Other	(60,483)	(78,336)
	341,817	488,094
Less valuation allowance	141,475	198,000
Deferred tax asset	$ 200,342	$ 290,094

Valuation allowances are established when necessary to reduce deferred tax assets to the amount management expects is more likely than not to be realized. This determination is made annually by management based on the anticipated level of taxable income in future years. During the years ended June 30, 2007 and 2006, management concluded that the deferred tax asset of $200,342 and $290,094, respectively, was more likely than not to be realized in future periods. The valuation allowance at June 30, 2007 and 2006, related to a portion of the federal and state net operating loss carryforwards from which the Company was not expecting to realize the benefit due to various federal and state limitations.

(Continued on F-15)

NOTE 11 – INCOME TAXES, *(Continued from F-13)*

At June 30, 2007, the Company had federal net operating loss carryforwards totaling $367,000, which expire on various dates through 2017. The Company also had state net operating loss carryforwards totaling $1,370,000, which expire on various dates through 2025.

NOTE 12 – NET INCOME PER SHARE OF COMMON STOCK

The weighted average number of shares used in the computation of basic and diluted net income per common share as of June 30, 2007, was 2,657,783 and 2,798,591, respectively. The weighted average number of shares used in the computation of basic and diluted net income per common share as of June 30, 2006, was 2,649,827 and 2,773,237, respectively.

NOTE 13 – EMPLOYEE BENEFITS PLANS

Biotel Inc. has a 401(k) plan covering substantially all of its employees. Company contributions for the fiscal years ended June 30, 2007 and 2006, totaled $59,917 and $48,047, respectively.

NOTE 14 – OPERATIONS AND INDUSTRY SEGMENTS

The Company reports on two segments of business: OEM Medical Equipment Sales and Direct Medical Equipment Sales. The industry segment information corresponds with the Company's different customer and product types and therefore complies with the requirements of SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information.*

In calculating segment information, certain corporate operating expenses incurred for the benefit of all segments are included on an allocated basis. The corporate profit amount includes non-allocable general corporate expenses, interest expense and other income.

(Continued on F-16)

MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND SMALL BUSINESS ISSUER PURCHASES OF EQUITY SECURITIES.

Our common stock is traded on the Over the Counter Bulletin Board under the symbol BTEL.OB. The reported high and low bid prices for the fiscal quarters for the past two fiscal years ending June 30, 2007 are set forth in the table below, as reported by MarketWatch.com. These quotations represent prices between dealers and do not include retail markup, markdown or commission and may not represent actual transactions.

Fiscal Year 2007	Low	High
September 30, 2006	$1.60	$2.50
December 31, 2006	$1.60	$2.25
March 31, 2007	$1.70	$2.13
June 30, 2007	$3.00	$5.25
Fiscal Year 2006	**Low**	**High**
September 30, 2005	$1.65	$2.35
December 31, 2005	$1.50	$2.35
March 31, 2006	$1.62	$2.25
June 30, 2006	$1.90	$3.00

Auditors: Elliott Davis; Columbia, SC
Legal Counsel: Gray Plant Mooty Mooty and Bennett; Minneapolis, MN
Transfer Agent: Corporate Stock Transfer; Denver, CO

Shareholders wishing to receive additional copies of either the annual report or Form 10-K should call Investor Relations at (651) 286-8620 or send a letter to the following address:
Biotel, Inc.
Investor Relations
1285 Corporate Center Drive, Suite 150
Eagan, Minnesota 55121

NOTE 14 – OPERATIONS AND INDUSTRY SEGMENTS, *(Continued from F-15)*

	2007			
	OEM Medical Sales & Service	Direct Medical Sales & Service	Corporate	Totals
Domestic Revenues	$ 9,506,665	$ 711,375	$ -	$ 10,218,040
International Revenues	848,941	166,416	-	1,015,357
Revenues from external customers	10,355,606	877,791	-	11,233,397
Intersegment revenues	178,114	(178,114)	-	-
Interest expense	1,272		30,816	32,088
Income tax expense	330,639	68,087	686	399,412
Depreciation	300,228	8,934	20,911	330,073
Segment profit	417,937	107,350	(5,554)	519,733
Goodwill	695,551	-	-	695,551
Total segment assets	4,402,420	162,556	828,781	5,393,757
Purchase of property and equipment	354,227	-	1,502	355,729

	2006			
	OEM Medical Sales & Service	Direct Medical Sales & Service	Corporate	Totals
Domestic Revenues	$ 8,553,423	$ 920,902	$ -	$ 9,474,325
International Revenues	653,490	95,517	-	749,007
Revenues from external customers	9,206,913	1,016,419	-	10,223,332
Intersegment revenues	194,822	(194,822)	-	-
Interest expense	6,951	-	56,785	63,736
Income tax expense	157,670	60,025	4,636	222,331
Depreciation	259,291	8,138	20,768	288,197
Segment profit	206,888	252,841	(7,504)	452,225
Goodwill	695,551	-	-	695,551
Total segment assets	4,591,726	209,076	393,518	5,194,320
Purchase of property and equipment	310,350	26,078	9,500	345,928

NOTE 15 – DISSOLUTION OF SUBSIDIARY

Effective July 1, 2006, the Company's Braemar, Inc. subsidiary acquired the assets of Carolina Medical, Inc. and is conducting engineering and manufacturing operations at the King, North Carolina facility previously leased by Carolina Medical. The Carolina Medical Corporation was dissolved on November 8, 2006.


BIOTEL
INCORPORATED

1285 Corporate Center Drive
Suite 150
Eagan, MN 55121
www.biotelinc.com

END